Gentor Resources Inc.

PRESS RELEASE

Gentor Provides Corporate Update

Toronto, Canada – September 2, 2016 - Gentor Resources Inc. ("Gentor" or the "Company") (TSX-V – "GNT") reports that Peter Ruxton has resigned from the board of directors of the Company. The Company wishes to thank Mr. Ruxton for his years of service to the Company.

About Gentor
Gentor is a mineral exploration company with copper exploration properties in Turkey. The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in Turkey.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.